SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

August 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 19 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

SAG Holdings Limited (the “Company”) has submitted the Company’s Amendment No. 19 to Registration Statement on Form F-1 today to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 20, 2024 with respect to the Company’s Registration Statement, as noted above. The text of the Staff’s comments is set forth below, followed in each case by the Company’s responses.

Amendment No. 18 to Registration Statement on Form F-1

General

1.	Please refer to the registration statement cover page. Please check the applicable check box on the cover page regarding the registration of securities pursuant to Rule 415 of the Securities Act of 1933.

We have filed an amended cover page to check the applicable box regarding the registration of securities pursuant to Rule 415, along with an explanatory note to clarify that no other amendments were made.

2.	Please refer to the Resale Prospectus Shareholders Plan of Distribution section on page Alt-3. We note your disclosure that the Resale Prospectus Shareholders may sell their Ordinary Shares through “purchases by a broker-dealer as principal and resale by the broker-dealer for its account” and that “any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be ‘underwriters’”. Please confirm your understanding that the retention by a Resale Prospectus Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We confirm our understanding that the retention by a Resale Prospectus Shareholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment as provided pursuant to the undertakings we have set forth in Item 9 of Part II of the Registration Statement, which undertakings are made pursuant to Item 512(a)(1)(iii) of Regulation S-K.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood